Translation from the German into the English Language

                                                                    Exhibit 6.27
                                                                     Page 1 of 1

Agreement

between

iQ BATTERY Research & Development GmbH,

-    hereafter referred to as the "Debtor" -

and

Mr. Dieter Braun and Mr. Peter Braun

-    hereafter referred to as the "Creditors" -



As based on Contract from March 15, 1995, the iQ BATTERY Research & Development GmbH owes to Messrs. Dieter and Peter Braun for relinquishing of the patents and know-how for starter batteries amount of DM 400,000.00.

The Creditor declares in respect of his claim against the Debtor, that he places his claim in order of other present and future Creditors of the Debtor, whereby it is agreed with the Debtor that redemption of the interest will be depending solely on the identifiable redemption ability of the Debtor, or on the future liquidation surplus. Consequently, the Creditor obligates himself particularly not to raise his claim against the Debtor for such a time period, as per partial or complete release of these claims as based on calculations of the indebtedness of the Debtor as in sense of ss. 63, s. 1 GmbH.


Unterhaching, December 27, 1996.




 . . . . . . . . . .           . . . . . . . .          . . . . . . . . . . . .
(iQ BATTERY Research &        (Dieter Braun)           (Peter Braun)
Development GmbH)